

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 26, 2016

<u>Via E-mail</u>
Mr. Tanguy V. Serra
Chief Financial Officer
SolarCity Corporation
3055 Clearview Way
San Mateo, California 94402

>   **Re: SolarCity Corporation**
>   **Form 10-K for the Year Ended December 31, 2015**
>   **Filed February 10, 2016**
>   **Form 10-Q for the Period Ended March 31, 2016**
>   **Filed May 10, 2016**
>   **Form 8-K**
>   **Filed May 9, 2016**
>   **Response dated July 14, 2016**
>   **File No. 1-35758**

Dear Mr. Serra:

We have reviewed your response letter dated July 14, 2016 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Period Ended March 31, 2016

Management's Discussion and Analysis
Liquidity and Capital Resources, page 38

1. We note your response to comments 1 and 2 of our letter dated June 16, 2016. In light of your adverse financial trends including increasing losses, cash used in operations, and

working capital deficit, please expand your disclosures to provide additional insight as to how you were able to make the determination that your current sources of cash will be sufficient to meet your cash requirements over the next 12 months. Please ensure that your disclosures address the following:

- In regard to your financing fund commitments, we note that you had a total of $543.9 million of undrawn committed capital as of March 31, 2016 that you can draw upon in the future upon the achievement of specific funding criteria. In making the determination that your current sources of cash will be sufficient to meet your cash requirements over the next 12 months, please clarify whether you would expect to draw this entire amount during this period. Please also clarify the specific funding criteria that would have to be met in order for you to have these funds available to draw down within the next 12 months. For example, if the criteria include megawatts deployed, please clarify the amount of megawatts that would have to be deployed;
- We note that you expect to incur substantial expenses in connection with the completion of the manufacturing facility under construction in New York and other amounts required pursuant to the Riverbend Agreement. Please quantify the amount you expect to incur over the next 12 months, including if you are committed to spending a specified amount, and correspondingly how you expect to be able to fund this amount; and
- Please clarify whether there are any restrictions as to how you must use the proceeds of any of your financing arrangements. For example, it is not clear if proceeds of certain arrangements have to be used towards the purchase of solar assets. If so, please quantify the amount of your current sources of cash that must be used for a specific purpose.

Refer to Item 303(a)(1) and (2) of Regulation S-K.

2. Your response to comment 4 in your letter dated June 8, 2016 indicated that your current operating plan projects that you will remain in compliance with your material debt covenants during the following twelve months. However, we note the debt covenant information provided in your response to comment 1 of your letter dated July 14, 2016 indicates that the margins by which you are in compliance have decreased over recent periods. Please expand MD&A to discuss any negative trends concerning your debt covenant ratios/amounts and your basis for continuing to believe that you will remain in compliance in light of these trends. Your response to comment 4 in your letter dated June 8, 2016 also refers to cross-default, cross-acceleration or similar provisions in your debt agreements. Please disclose the terms of these provisions.

3. We note that non-recourse debt, which refers to debt that is recourse to only specified assets or subsidiaries, represents approximately 52% of your total debt at March 31, 2016. In addition, generally financing fund investors have no recourse to your assets outside of their respective financing funds. Please expand your disclosures to discuss the implications of defaulting on any of these recourse arrangements, including whether any

cross-default provisions would be impacted and the impact on your ability to attain additional financing.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Al Pavot, Staff Accountant, at (202) 551-3738.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction